UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3


                             SPOT MOBILE INTERNATIONAL LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    753400100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2010
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 627,094 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       627,094 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      627,094 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |-|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.53%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 24,150,000 shares of Common Stock outstanding after giving effect to the 1-for-30 reverse stock split of the Common Stock of Spot Mobile International Ltd. (f/k/a Rapid Link, Incorporated), a Delaware corporation (the "Company"), effective on October 25, 2010, as reported by the Company in its
Schedule 14C Definitive Information Statement filed on October 4, 2010. All share numbers in this Schedule 13G/A give effect to the reverse stock split. At the effective time of the reverse stock split, every thirty shares of the Company's issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock. No fractional shares were issued as a result of the reverse stock split. As of December 31, 2010, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource, VOFF SPV I and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 187,500 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 147,928 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquire 291,666 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior written notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. VOFF SPV I, Valens U.S. and VOF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 627,094 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       627,094 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      627,094 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |-|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.53%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 24,150,000 shares of Common Stock outstanding after giving effect to the 1-for-30 reverse stock split of the Common Stock of Spot Mobile International Ltd. (f/k/a Rapid Link, Incorporated), a Delaware corporation (the "Company"), effective on October 25, 2010, as reported by the Company in its
Schedule 14C Definitive Information Statement filed on October 4, 2010. All share numbers in this Schedule 13G/A give effect to the reverse stock split. At the effective time of the reverse stock split, every thirty shares of the Company's issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock. No fractional shares were issued as a result of the reverse stock split. As of December 31, 2010, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource, VOFF SPV I and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 187,500 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 147,928 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquire 291,666 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior written notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. VOFF SPV I, Valens U.S. and VOF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 627,094 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       627,094 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      627,094 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |-|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.53%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 24,150,000 shares of Common Stock outstanding after giving effect to the 1-for-30 reverse stock split of the Common Stock of Spot Mobile International Ltd. (f/k/a Rapid Link, Incorporated), a Delaware corporation (the "Company"), effective on October 25, 2010, as reported by the Company in its
Schedule 14C Definitive Information Statement filed on October 4, 2010. All share numbers in this Schedule 13G/A give effect to the reverse stock split. At the effective time of the reverse stock split, every thirty shares of the Company's issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock. No fractional shares were issued as a result of the reverse stock split. As of December 31, 2010, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource, VOFF SPV I and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 187,500 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 147,928 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquire 291,666 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior written notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. VOFF SPV I, Valens U.S. and VOF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

--------------------------------------------------------------------------------
CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 627,094 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       627,094 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      627,094 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |-|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.53%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
* Based on 24,150,000 shares of Common Stock outstanding after giving effect to the 1-for-30 reverse stock split of the Common Stock of Spot Mobile International Ltd. (f/k/a Rapid Link, Incorporated), a Delaware corporation (the "Company"), effective on October 25, 2010, as reported by the Company in its
Schedule 14C Definitive Information Statement filed on October 4, 2010. All share numbers in this Schedule 13G/A give effect to the reverse stock split. At the effective time of the reverse stock split, every thirty shares of the Company's issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock. No fractional shares were issued as a result of the reverse stock split. As of December 31, 2010, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource, VOFF SPV I and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 187,500 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 147,928 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquire 291,666 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior written notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. VOFF SPV I, Valens U.S. and VOF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

--------------------------------------------------------------------------------
CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 627,094 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       627,094 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      627,094 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |-|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.53%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
* Based on 24,150,000 shares of Common Stock outstanding after giving effect to the 1-for-30 reverse stock split of the Common Stock of Spot Mobile International Ltd. (f/k/a Rapid Link, Incorporated), a Delaware corporation (the "Company"), effective on October 25, 2010, as reported by the Company in its
Schedule 14C Definitive Information Statement filed on October 4, 2010. All share numbers in this Schedule 13G/A give effect to the reverse stock split. At the effective time of the reverse stock split, every thirty shares of the Company's issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock. No fractional shares were issued as a result of the reverse stock split. As of December 31, 2010, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource, VOFF SPV I and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 187,500 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 147,928 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquire 291,666 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior written notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. VOFF SPV I, Valens U.S. and VOF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

--------------------------------------------------------------------------------
CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 627,094 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       627,094 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      627,094 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |-|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.53%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 24,150,000 shares of Common Stock outstanding after giving effect to the 1-for-30 reverse stock split of the Common Stock of Spot Mobile International Ltd. (f/k/a Rapid Link, Incorporated), a Delaware corporation (the "Company"), effective on October 25, 2010, as reported by the Company in its
Schedule 14C Definitive Information Statement filed on October 4, 2010. All share numbers in this Schedule 13G/A give effect to the reverse stock split. At the effective time of the reverse stock split, every thirty shares of the Company's issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock. No fractional shares were issued as a result of the reverse stock split. As of December 31, 2010, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource, VOFF SPV I and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 187,500 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 147,928 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquire 291,666 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior written notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. VOFF SPV I, Valens U.S. and VOF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

-------------------------------------------------------------------------------
CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States and Israel
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 627,094 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       627,094 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      627,094 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |-|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.53%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 24,150,000 shares of Common Stock outstanding after giving effect to the 1-for-30 reverse stock split of the Common Stock of Spot Mobile International Ltd. (f/k/a Rapid Link, Incorporated), a Delaware corporation (the "Company"), effective on October 25, 2010, as reported by the Company in its
Schedule 14C Definitive Information Statement filed on October 4, 2010. All share numbers in this Schedule 13G/A give effect to the reverse stock split. At the effective time of the reverse stock split, every thirty shares of the Company's issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock. No fractional shares were issued as a result of the reverse stock split. As of December 31, 2010, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource, VOFF SPV I and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 187,500 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 147,928 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquire 291,666 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior written notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. VOFF SPV I, Valens U.S. and VOF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

--------------------------------------------------------------------------------
CUSIP No. 753400100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 627,094 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       627,094 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       627,094 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |-|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.53%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 24,150,000 shares of Common Stock outstanding after giving effect to the 1-for-30 reverse stock split of the Common Stock of Spot Mobile International Ltd. (f/k/a Rapid Link, Incorporated), a Delaware corporation (the "Company"), effective on October 25, 2010, as reported by the Company in its
Schedule 14C Definitive Information Statement filed on October 4, 2010. All share numbers in this Schedule 13G/A give effect to the reverse stock split. At the effective time of the reverse stock split, every thirty shares of the Company's issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock. No fractional shares were issued as a result of the reverse stock split. As of December 31, 2010, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource, VOFF SPV I and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 187,500 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 147,928 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquire 291,666 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior written notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. VOFF SPV I, Valens U.S. and VOF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

Item 1(a).        Name of Issuer: Rapid Link, Incorporated


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  300 71st Street, Suite 500, Miami Beach, Florida 33141

Item 2(a).        Name of Person Filing: Laurus Capital Management, LLC

                  This Schedule 13G is also filed on behalf of PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC, and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. reported in this
                  Schedule 13G. Information related to each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or if none, Residence:

            875 Third Avenue, 3rd Floor,
            New York, NY 10022

Item 2(c).  Citizenship: Delaware

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 753400100

Item 3.  Not Applicable

Item 4.  Ownership:

         (a) Amount Beneficially Owned: 627,094 shares of Common Stock*

         (b) Percent of Class: 2.53%*


         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 627,094 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        627,094 shares of Common Stock*

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------
* Based on 24,150,000 shares of Common Stock outstanding after giving effect to the 1-for-30 reverse stock split of the Common Stock of Spot Mobile International Ltd. (f/k/a Rapid Link, Incorporated), a Delaware corporation (the "Company"), effective on October 25, 2010, as reported by the Company in its
Schedule 14C Definitive Information Statement filed on October 4, 2010. All share numbers in this Schedule 13G/A give effect to the reverse stock split. At the effective time of the reverse stock split, every thirty shares of the Company's issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock. No fractional shares were issued as a result of the reverse stock split. As of December 31, 2010, PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with Psource, VOFF SPV I and Valens US, the "Investors") held (i) a common stock purchase warrant (the " First Warrant") to acquire 187,500 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Second Warrant") to acquire 147,928 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments and (iii) a common stock purchase warrant (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants") to acquire 291,666 Shares, at an exercise price $0.01 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior written notice (provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness of the Company to the Investors is outstanding) to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. VOFF SPV I, Valens U.S. and VOF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February 11, 2011
                                         ----------------------------------
                                         Date

                                         LAURUS CAPITAL MANAGEMENT, LLC

                                         /s/ Eugene Grin
                                         ----------------------------------
                                         Eugene Grin
                                         Authorized Signatory

                                   APPENDIX A

A. Name:                     PSource Structured Debt Limited, a closed-ended
                             company incorporated with limited liability in
                             Guernsey
   Business Address:         c/o Laurus Capital Management, LLC
                             875 Third Avenue, 3rd Floor
                             New York, New York 10022
   Place of Organization:    Guernsey


B. Name:                     Valens U.S. SPV I, LLC
                             a Delaware limited liability company
   Business Address:         c/o Valens Capital Management, LLC
                             875 Third Avenue, 3rd Floor
                             New York, New York 10022
   Place of Organization:    Delaware


C. Name:                     Valens Offshore SPV I, Ltd.,
                             a Cayman Islands limited company
   Business Address:         c/o Valens Capital Management, LLC
                             875 Third Avenue, 3rd Floor
                             New York, New York 10022
   Place of Organization:    Delaware


D. Name:                     Valens Offshore SPV II, Corp.,
                             a Delaware Corporation
   Business Address:         c/o Valens Capital Management, LLC
                             875 Third Avenue, 3rd Floor
                             New York, New York 10022
   Place of Organization:    Delaware


E. Name:                     Valens Capital Management, LLC,
                             a Delaware limited liability company
   Business Address:         875 Third Avenue, 3rd Floor
                             New York, New York 10022
   Place of Organization:    Delaware


F. Name:                     Eugene Grin
   Business Address:         c/o Laurus Capital Management, LLC
                             875 Third Avenue, 3rd Floor
                             New York, New York 10022

   Principal Occupation:     Principal of Laurus Capital Management, LLC
   Citizenship:              United States


G. Name:                     David Grin
   Business Address:         c/o Laurus Capital Management, LLC
                             875 Third Avenue, 3rd Floor
                             New York, New York 10022

   Principal Occupation:     Principal of Laurus Capital Management, LLC
   Citizenship:              United States and Israel

Each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

By: Laurus Capital Management, LLC
As investment manager

/s/ Eugene Grin
----------------------------------
    Eugene Grin
    Authorized Signatory
    February 11, 2011


Valens U.S. SPV I, LLC
Valens Offshore SPV I, Ltd.
Valens Offshore SPV II, Corp.

By: Valens Capital Management, LLC
As investment manager

/s/ Eugene Grin
----------------------------------
    Eugene Grin
    Authorized Signatory
    February 11, 2011



/s/ David Grin
----------------------------------
    David Grin, on his individual behalf
    February 11, 2011



/s/ Eugene Grin
----------------------------------
    Eugene Grin, on his individual behalf
    February 11, 2011